SEC 17008356

Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR Washington DC 408

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-66826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Compass Professional Services, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. Jackson Blvd., 20th Floor
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cheryl Poston (312) 692-5007

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jesser, Ravid, Jason, Basso and Farber, LLP
(Name – *if individual, state last, first, middle name*)

150 N. Wacker Dr., Ste. 3100	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cheryl Poston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Compass Professional Services, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

OFFICIAL SEAL
THERESA VICKERS
Notary Public - State of Illinois
My Commission Expires May 4, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A copy of the Review Report of Independent Registered Public Accounting Firm on Management's Claim of Exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JESSER RAVID
JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON STATEMENT OF FINANCIAL CONDITION

The Members
Compass Professional Services, LLC
Chicago, IL

We have audited the accompanying statement of financial condition of Compass Professional Services, LLC (the Company), an Illinois Limited Liability Company, as of December 31, 2016, and the related notes to the statement of financial condition. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Compass Professional Services, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Jesser, Ravid, Jason, Basso and Farber, LLP

Chicago, IL

February 24, 2017

COMPASS PROFESSIONAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash	$ 1,249,748
Due from clearing broker, net	489,704
Accounts receivable	1,354,554
Fixed income securities owned, at fair value	3,965,899
Fixed assets, net	7,025
	$ 7,066,930

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accounts payable	$ 534,895
Accrued expenses	121,519
Subordinated debt	2,300,000
	2,956,414
Members' capital	4,110,516
	$ 7,066,930

See Notes to Statement of Financial Condition.

COMPASS PROFESSIONAL SERVICES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. Organization:

Compass Professional Services, LLC (the Company) was organized under the Illinois Limited Liability Company Act under its original name, Equitec Compass, LLC, on December 3, 2004. The Company is owned by John P. LaRocque and Daniel B. Asher (the Members). The Company is in the business of Clearing Member Transfer Agreements, which allows for the Company's customers to execute options transactions using the Company as the clearing member, upon which the Company transfers those positions to the customer's clearing member that holds its positions, facilities management, order routing, and executing brokerage and options transactions on the below-listed exchanges.

The Company is a member of the following exchanges: Boston Options Exchange (BOX), International Securities Exchange (ISE), NYSE Arca Options, NASDAQ OMX PHLX, Chicago Board Options Exchange (CBOE), C2 Options Exchange, NASDAQ Stock Market, LLC, BATS Exchange, Inc., NYSE MKT LLC (AMEX), NASDAQ OMX BX, Miami Options Exchange (MIAX), ISE Gemini Exchange, EDGX Exchange, Inc. (EDGX), and ISE Mercury, as well as a member of the Options Clearing Corp. (OCC). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

2. Significant Accounting Policies:

The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition.

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Fixed assets are stated at cost less accumulated depreciation and amortization. Fixed assets are depreciated over their estimated useful lives ranging from 3-5 years, using the 200% double declining method.

At December 31, 2016, fixed assets are comprised of the following:

Computers	$36,450
Software	1,733
Accumulated depreciation and amortization	(31,158)
Net book value	$ 7,025

2. Significant Accounting Policies - continued:

The Company maintains cash in certain bank accounts insured by the Federal Deposit Insurance Corporation (FDIC). The insurance is currently limited to $250,000. During 2016, the accounts, at times, may have exceeded their insured limit; however, no losses have been incurred on the accounts.

At December 31, 2016, U.S. Treasury bills and notes totaling $3,965,899 were pledged to the Options Clearing Corporation. The Company's U.S. Treasury bills and notes are valued at fair value. The Company may be required to pledge additional (or if necessary, purchase more) U.S. Treasury bills and notes in the future to satisfy the Options Clearing Corporation's collateral requirements. See Note 4.

The Company extends credit to its customers and generally requires no collateral. As such, the Company is susceptible to credit risk from customers. Management reviews aged receivables on a regular basis, and maintains prudent credit and collection policies to minimize risk.

Accounts receivable are stated at the amounts the Company expects to collect. The Company maintains an allowance for doubtful accounts to recognize estimated losses resulting from the inability of its customers to make required payments. Management considers a variety of factors when determining the collectability of specific customer accounts, such as credit-worthiness, past transaction history, current economic industry trends, and changes in payment terms. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2016, there was no balance in the allowance for doubtful accounts.

The Company is not liable for federal income taxes as the Members recognize the Company's income or loss on their personal tax returns. However, the Company is subject to Illinois Replacement Tax. The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions will "more-likely-than-not" be sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax expense or benefit and liability or asset, respectively, in the current year. For the year ended December 31, 2016, management has determined that there were no material uncertain income tax positions. The Company is not subject to examination by United States federal and state tax authorities for tax years before 2013.

Amounts payable, if any, to the clearing broker are collateralized by cash held with the clearing broker. See Note 3.

2. Significant Accounting Policies - continued:

Management has evaluated subsequent events through February 24, 2017, the date on which the statement of financial condition was available to be issued. See Note 11.

3. Due from/to Clearing Broker:

The balance due from/to the clearing broker generally includes net receivables and payables for settled trades, cash and margin balances held at the clearing broker. The Company earns or pays interest from/to its clearing broker based upon the federal funds rate computed on a daily basis on credit/debit balances. Amounts due from/to the clearing broker at December 31, 2016 consisted of cash/margin accounts totaling a net receivable balance of $489,704.

4. Fair Value of Financial Instruments:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market.

Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurement techniques used by the Company are consistent with the market, income and cost approach, as specified by FASB ASC 820. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy prioritizes the input to valuation techniques used to measure fair value into three broad levels:

- **Level 1**. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments considered as Level 1 include listed debt and equity securities and listed derivatives.

- **Level 2**. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly. Fair value is determined through the use of models or other valuation methodologies. The inputs taken into consideration by the Company are quotes received from outside brokers, maturity of securities, value of underlying securities, etc. Investments which are generally included in this category include certain corporate bonds and loans, less-liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

4. Fair Value of Financial Instruments - continued:

- __Level 3__. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are generally included in this category include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016.

	Level 1	Level 2	Level 3	Total
U.S. T-bills, at fair value	$ 996,800	$ -	$ -	$ 996,800
U.S. T-notes, at fair value	$ 2,969,099	$ -	$ -	$ 2,969,099

Recorded amounts of cash, receivables and payables approximate fair value, based on their short-term nature, and are categorized as Level 1 assets and liabilities within the fair value hierarchy.

5. Guarantees:

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company regarding circumstances that have not yet occurred. However, management considers the likelihood of a material loss related to these agreements to be remote.

6. Concentration of Credit Risk:

The Company does not proprietarily trade securities for its own accounts; however, if in the course of executing customer transactions an error is made, it is cleared through Goldman, Sachs & Co., the Company's clearing broker. In the event this counterparty does not fulfill its obligation, the Company may be exposed to risk. The risk of default also depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7. Subordinated Debt with Related Parties:

The Company entered into satisfactory subordination loan agreements under Appendix D to Rule 15c3-1 under the Securities Exchange Act of 1934 with affiliated parties. The proceeds of these loans can be used by the Company almost entirely without restriction,

7. Subordinated Debt with Related Parties - continued:

and the claims of the lenders of these agreements are irrevocably subordinate to all claims of all other present and future creditors of the Company. Pursuant to Rule 15c3-1, the Company is permitted to treat the amount of the debt as a non-aggregate indebtedness liability and add the amount back to net capital. Effective July 27, 2015, the Company entered into one-year subordinated loan agreements with the Daniel Asher Descendants Trust and with the John P. LaRocque Venture Trust, each in the amount of $750,000. On July 27, 2016, the maturity date of these loans was extended an additional year. The interest rate on these loans is the prime rate plus 5%. Effective October 28, 2015, the Company entered into additional one-year subordinated loan agreements with the Daniel Asher Descendants Trust and with the John P. LaRocque Venture Trust, each in the amount of $1,000,000. These loans were paid in full on October 28, 2016. Effective October 28, 2016, the Company entered into additional subordinated loan agreements with the Daniel Asher Descendants Trust and with the John P. LaRocque Venture Trust, each in the amount of $400,000. The interest rate on these loans is the prime rate plus 5% with an original maturity date of one year from the effective date. At December 31, 2016, satisfactory subordinated debt totaled $2,300,000. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. It is the Company's intention to renew these subordinated loans under the same terms if not repaid at maturity. See Note 8.

8. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. (The rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2016, the Company had net capital of $5,602,589, which was $5,502,589 in excess of its required net capital.

9. Related Party Transactions:

Accounts receivable includes receivables of $117,914 from various affiliates.

10. Commitments and Contingencies:

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Although the effect of these claims and matters cannot be determined, management of the Company believes, after consultation with legal counsel, that the resolution of these claims and matters will not result in any material adverse effect upon the Company's financial condition.

11. Subsequent Events:

Subsequent to December 31, 2016, the Company had no capital withdrawals.

JESSER RAVID

JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S CLAIM OF EXEMPTION FROM SEC RULE 15C 3-3

The Members
Compass Professional Services, LLC
Chicago, IL

We have reviewed management's statements, included in the accompanying Management's Claim of Exemption from SEC Rule 15c3-3, in which: (1) Compass Professional Services, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemptive provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemptive provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemptive provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jesser, Ravid, Jason, Basso and Farber, LLP

Chicago, IL

February 24, 2017

Compass Professional Services, LLC
111 West Jackson Blvd.
20th Floor
Chicago, IL 60604

MANAGEMENT'S CLAIM OF EXEMPTION FROM SEC RULE 15C3-3

Jesser, Ravid, Jason, Basso and Farber, LLP
150 North Wacker Drive
Suite 3100
Chicago, IL 60606

In accordance with the requirements set forth in Rule 17a-5 of the Securities and Exchange Commission (SEC), the management of Compass Professional Services, LLC (the Company) has asserted that the Company was in compliance with the exemptive provisions of SEC Rule 15c3-3, as of and for the year ended December 31, 2016, by making the following statements to our independent registered public accounting firm as part of their review procedures:

1. Because the Company did not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company was exempt from the requirements of the SEC's Customer Protection Rule under paragraph (k)(2)(ii).

2. The Company has met the requirements of the exemptive provisions referred to in the previous statement for the year ended December 31, 2016, without exception.

3. The Company has disclosed any regulatory examinations or correspondence with the SEC or its designated examining authority related to its compliance with the exemptive provisions.

4. All subsequent events through the date of the report of independent registered public accounting firm that could have a material effect on the Company's assertions have been disclosed.

5. The Company has designed and implemented effective controls in order to maintain its compliance with the exemptive provisions.

6. The Company actively monitors its compliance with the exemptive provisions.

This report is to be filed with the Company's annual audited financial statements, and is intended solely for the information and use of the SEC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the SEC.

Cheryl L. Poston

Cheryl Poston, Chief Financial Officer

Compass Professional Services, LLC

February 24, 2017